Exhibit 99.1

Final Transcript

ENERNOC: Third Quarter Results

Moderator	Good afternoon, and welcome to EnerNOC’s Conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session and instructions will follow at that time. We ask participants to limit themselves to one question and one followup question. (Operator instructions) As a reminder, ladies and gentlemen, this conference call is being recorded.

I would now like to introduce your host for today’s call, Sarah McAuley, Director of Communications. Please go ahead.

S. McAuley	Good afternoon, everyone, and welcome to the conference call. I’m joined by Tim Healy, our Chairman and CEO; David Brewster, our President; and Neil Moses, our Chief Operating Officer and Chief Financial Officer.

The press release announcing our third quarter results and our business outlook, as well as a reconciliation of management’s use of non-GAAP financial measures as compared to the most applicable GAAP measures, is available on the Investor Relations section of our website at http://investor.enernoc.com. There, you’ll also find a summary statement of operations, a summary balance sheet and a summary of key financial and operating statistics for the last six quarters.

During this call, we will refer to non-GAAP financial measures, including non-GAAP loss, non-GAAP income and loss per share, free cash flow and adjusted EBITDA. These are non-GAAP financial measures that are not prepared in accordance with generally accepted accounting principles. The definitions and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measure is available in today’s press release.

Today’s call contains estimates and statements that are forward-looking under the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These include, but not limited to, management’s future expectations, beliefs, intentions, goals, strategies, plans, prospects and any other statements that are not historical fact. These statements are subject to risks and uncertainties and involve a number of factors that could cause actual results to differ materially from those expressed or implied.

Additional information concerning these factors is contained in our filings with the SEC, including our Annual Report on Form 10-K and quarterly reports on Form 10-Q available at www.sec.gov. The forward-looking statements made today represent our views as of November 6, 2014. We disclaim any obligation to update them to reflect future events or circumstances.

With that, I’ll turn the call over to Tim.

T. Healy	Thanks, Sarah, and good afternoon, everyone. Exactly 13 years ago this month, David Brewster and I hatched an idea to create a software company that would change the way the world uses energy. Interestingly, at the time, we have never heard of demand response. What we believed back then was that organizations needed better software to manage their energy-related decision-making. New software companies were springing up all around us – software to help companies organize their customer data, manage their labor costs and control their travel expenses; newly minted firms that would transform their markets by offering software-on-demand in the cloud and as a service.

Energy was our passion, and most organizations at that time had almost no visibility into what they were spending on energy other than once a month when they received a bill. It was an unusual greenfield opportunity. There were no household names in energy software for the enterprise, even though those enterprises were spending over $250 billion a year on electric and natural gas. We incorporated in New Hampshire and launched EnerNOC, LLC with a mission of enabling enterprise customers to make more intelligent energy decisions with our software.

We began giving away our software to every demand response customer we signed with the expectation that we’d convert those software users to paying subscribers over time. These customers were not only getting free software from us, but they were getting paid if they also agreed to use that software to reduce their energy use during times of peak demand. The strategy worked, and we became known as the world’s largest demand response company; the one with the leading demand response software, a substantial and attractive customer base and a team of visionary, dedicated people who shared our desire to transform an industry.

Fast forward to where we are today. It’s both an exciting time for us and an uneasy time for us. It’s exciting because that software is now being delivered as a service to over 6,000 customers across many tens of thousands of buildings. More and more of those customers are electing to upgrade from our complementary demand response software to one of our subscription packages.

Last quarter was our best ever in that regard. We signed more new contracts for annual recurring software revenue in the third quarter than any quarter in our history, exceeding all the enterprise ARR we contracted for in 2013, in fact. Everyone at EnerNOC feels this excitement.

But it’s also an uneasy time for us because the simplicity and elegance of our business model is overshadowed by the regulatory complexity that characterizes our nation’s competitive wholesale electricity markets, where we do a substantial amount of business today. As we speak, traditional power generators with old business models are finding it difficult to thrive in today’s markets. Enhanced customer intelligence about energy has led to increased customer engagement around their energy activity. In our nation’s wholesale electricity market, this engagement has led to increased levels of demand response, lower cost for energy users and substantially decreased profits for power generators. The power generators’ response: fight innovation, protect their old way of operating and introduce barriers to entry for demand response.

We sit here today with a very real prospect that these generators will succeed in convincing our nation’s wholesale market regulators that power plants are the only kind of resources eligible for participation in wholesale electricity markets and that distributed energy resources like demand response need not participate. In other words, if it’s got a smokestack, it’s legal. If it’s innovative and software-centric, it’s not.

I could go into substantial detail about why I think demand response will continue to remain a key resource in our nation’s wholesale electricity markets and describe in depth of our strategy to ensure that it does. But that won’t change today’s reality. The generators are not going away, and they have a lot of money to spend to protect their interests. Efforts by the generators and their lobbyists will continue to put pressure on our wholesale capacity market opportunities in the United States.

These efforts are a distraction and an economic threat to a significant portion of our business. So while key parts of our business show great promise, our SaaS business for enterprise customers and our work with roughly 50 utilities worldwide, our grid operator business faces significant regulatory headwinds today, and I want to shed some light on what this regulatory turbulence means for us going forward.

I’ll try to do so as simply as I can by asking you to keep two things in mind. First, keep in mind that the FERC Order 745 appeal issue is limited in scope. It is technically still limited to our domestic economic DR business, which historically has only comprised about 2% of our revenue. If generators have their way and demand response providers are eventually not permitted to bring demand response into the wholesale market at all, including capacity markets, it would obviously have a more significant impact on our revenues. However, it’s important to note that EnerNOC’s U.S. wholesale capacity market revenues are already projected to be a declining percentage of our business in the next three to four years as we continue to diversify the business with new revenue streams overseas and from software sales to enterprise and utility customers.

Second, our strategy for success in wholesale markets is already well underway. Specifically, we plan to seek the Supreme Court’s consideration of the D.C. Circuit Court’s decision, which set all of these events in motion. And we have a compelling legal argument as to why capacity markets are very different from economic demand response in terms of FERC oversight. This isn’t a David versus Goliath story anymore. We have heavyweights on our side for the first time in any regulatory battle we’ve faced.

Simultaneously, we plan to increase our efforts at the state level where we have had great success working with utilities and long-term contracts. And finally, our strategy is continuing the diversification activity that we embarked upon a few years ago when we initially increased our investments in software and international market development.

Now if I could add a third thing to keep in mind, it’s this: we don’t expect these regulatory distractions to disappear overnight or even in the next year, and we cannot predict the most likely outcome. As a result, we are accelerating our revenue diversification efforts by expanding our enterprise customer base and related product offerings, enhancing our products for utilities and accelerating our expansion to new markets. This will require additional investment in our business with the goal of increasing our enterprise and utility revenue growth rate over the next several years and further diversifying our grid operator business.

With that context in mind, I want to turn back to the specific business highlights of the quarter and then turn the call over to David. Neil will then cover our financial results, so let me skip to some of the more exciting developments over the past 90 days.

At the top of the list, we’re encouraged that our strategy to focus on EIS subscriptions for our enterprise customers is delivering results. You’ll recall that in July we introduced new pricing and packaging specifically designed to accelerate sales by making it easier for customers to buy our EIS solutions. We ended the quarter with over 1,200 enterprise customers under contract for our energy intelligence software and services, up 100% year-over-year.

This quarter, we inked new deals with many brand-name strategic customers, including 3M, AEW Capital Management, Alberta Health Services and Performance Food Group. Moreover, the sales cycle for our enterprise software deals in Q3 was significantly shorter than it was in 2013 and the first half of 2014 before the launch of our new pricing and packaging. In addition, our land-and-expand strategy is working with numerous accounts. For example, Boston Properties expanded its deployment of EIS this past quarter to include utility bill management across its portfolio of approximately 180 properties comprised of nearly 50 million square feet of primarily Class A office space.

We’re excited about the momentum we’re seeing for our EIS solutions and continue to focus on building out our product platform. On that note, we’re very excited about our agreement to acquire World Energy Solutions, a leading provider of energy supply procurement software and services. In addition to its established relationship with thousands of new enterprise customers for EnerNOC, World Energy Solutions will round out our existing software platform in the area of supply management, helping customers buy energy better with an online auction platform and enhanced functionality around contract management, position reporting and alerting. We see a strong fit between World Energy’s software and our EIS platform, and we look forward to delivering additional value to our customers as a result of this transaction. World Energy Solutions generated $18.9 million in revenue and gross margins of 77% for the 6 months ended June 30, 2014, and in its Q2 earnings call, guided that, for the full year of 2014, it expects double-digit top line growth over its 2013 revenue of $34.7 million.

So where does this put us with regard to our enterprise software business? Well, we started the year with $7 million in enterprise annual recurring revenue. Through organic and inorganic growth, we ended last quarter with nearly $20 million in annual recurring revenue. With the World Energy acquisition, our ARR will grow to roughly $50 million, and our overall enterprise revenue would grow to over $80 million. We believe this makes us a worldwide leader in the energy SaaS market. Transforming the business from a domestic leader of a single application to a worldwide energy platform provider is well underway, and I like where we’ll end the year. The significant regulatory turbulence makes it even more imperative that we continue to be successful in these efforts.

With that, I want to turn it over to David for some additional thoughts on our domestic and international business development efforts.

D. Brewster	Thanks, Tim. I, too, am pleased with where our business is today; a proven winner in demand response with energy intelligent software that’s becoming a platform for companies that make it a habit of quickly adopting best practices throughout their organizations. I share Tim’s resolve about executing on our strategy to leverage our strong reputation and exciting momentum, particularly in light of the changing market dynamics we’re experiencing today, both here and abroad.

It’s a common pattern when new technologies are introduced into the market to see an evolution in the attitudes of incumbent players. At first, most 800-pound gorillas simply ignore new innovation, and then there’s an inflection point when the new technology reaches critical mass and it’s clear that it’s not going away. Users have realized the value and refused to turn back the clock on progress.

At that point, rules get rewritten and incumbents have to make a choice: adapt to the new world order or cling to the past. And importantly, new technology providers need to figure out how to work with the incumbent players or risk not reaching scale. We’ve seen this dynamic play out time and time again, from the advent of digital downloads reshaping the music industry, to voice over IP redefining the telecom landscape, and we’ve seen it in the energy industry with demand response. DR is no longer a novelty. It’s a mainstream technology that’s proven itself over and over again, delivering nearly $12 billion of savings in PJM last year alone in helping to prevent brownouts and blackouts on numerous occasions. Demand response isn’t going away, and that reality has begun to set in with generators that are facing numerous additional challenges to their business model.

So we find ourselves at an inflection point. Some, like First Energy, which has doubled down on its investment in coal-fired generation, are digging in for a fight because the very foundation of their business model is threatened by the existence of demand response. Other forward-thinking utilities, however, see the value in innovation and are adapting their business models to accommodate a new world order. Instead of fighting demand response and energy intelligence software, they’re embracing it, investing more in it as a way to promote customer satisfaction, increase retention and improve their brand loyalty.

Likewise, on EnerNOC’s end, we’re investing more in our utility offerings to make our software and services more attractive to the utilities that see the opportunity to use this technology to their advantage. Today, EnerNOC works with 46 different utilities, and we’re focused on growing that business by offering software solutions that help our utility customers deliver the programs and services that their customers are demanding.

In the quarters to come, I’ll be expanding the team I lead that sells our software and solutions to utilities here and abroad, and EnerNOC will be making additional investments that support that initiative. I’m excited about the opportunity because EnerNOC has such a strong reputation with our current utility customers, and early feedback on our strategy to broaden what we offer them has been positive.

Now turning to new geographies for a moment, we also continue to execute on our geographic expansion strategy and have formally entered South Korea. We are primarily focused on the Korean Power Exchange’s newly created Reliability DR Program, which is a subset of KPX’s capacity market. This is an annual capacity market that, for the upcoming delivery year starting at the end of this month, pays demand response approximately $40,000 per megawatt year. This is not a forward capacity market. Instead, we can enroll capacity up to a couple of weeks prior to the start of the delivery year and the capacity price is determined administratively based on a percentage of the cost of new entry per generation as opposed to through an auction mechanism. The market will be highly competitive as several Korean companies are focused on aggregating industrial customers to participate in the market. We expect to start generating revenue in Q4 of this year as the Korean capacity delivery year starts at the end of November.

We have built a very strong sales and operations presence in Korea and have already inked deals with many leading Korean enterprises, including Kolon Industries, Dongbu Metal, COEX, Korea Paper and Yonsei University to name a few. We are leveraging our expertise in selling and delivering demand response to hit the ground running in this burgeoning capacity market.

With that, let me turn the call over to Neil.

N. Moses	Thanks, David. Good afternoon, everybody. I’m going to focus my remarks in two areas and update on where we are on the M&A and integration front and, of course, an update on our third quarter financials and outlook for the year. As you heard from Tim, we have announced an agreement to acquire World Energy Solutions to enhance our enterprise software with a robust energy procurement solution. We expect the transaction to close in early 2015 and anticipate spending approximately $76 million of our cash towards the purchase price and net debt retirement related to this acquisition.

Our corporate development and integration team has a detailed product personnel and business systems integration plan in place, which we expect to begin to implement in the first quarter of 2015. We are very excited about the prospect of combining World Energy’s procurement software and expertise with EnerNOC’s broader EIS offerings, and we’ll keep you updated as the deal progresses. We are also excited about teaming up with World Energy’s employees to grow the industry’s leading energy SaaS offering.

Turning to our previously completed corporate development activity, integration efforts related to EnTech, Entelios and Activation Energy continue to progress as well. I’ll start with EnTech, which has made EnerNOC the leading global provider of utility bill management and which brought us customers with operations in over 100 countries around the world.

Since closing on the acquisition in April, we obtained our global sales force to sell UBM and have launched a software release integrating EnTech code into our platform, and we have aligned our operations and professional services teams to ensure smooth product delivery and a high-quality customer experience.

Moving to Entelios and Activation Energy, both of which we acquired in the first quarter, we have formalized our international sales model, inserted a new international sales leader with experience growing nascent markets for EnerNOC and are aggressively growing our pipelines in Ireland, Germany, Austria and Switzerland. And we are also actively expanding our European NOC capabilities. Finally, we’re streamlining financial systems and processes with the second wave of back-office integration expected to be completed in the first quarter of 2015.

We have also been working diligently on brand transition across all of our acquired entities. We now have EnerNOC websites, email and marketing collateral across our European markets. In summary, we’re pleased with our progress on integration thus far, and we’ll continue to provide updates as we complete integration plans and shift our focus toward ongoing operations and growth opportunities in each of these regions.

Turning to our financials, we are pleased to be reporting record third quarter results. Total revenue in the third quarter of 2014 was $329 million, up 18% compared to $278 million in the third quarter of last year and up 23% year-over-year through the first 9 months of 2014.

Revenue from our grid operator customers was $292 million in the third quarter compared to $236 million in the third quarter of last year. This increase of 24% was primarily due to our participation in PJM, despite a relatively cool summer without any PJM dispatches and associated energy payments in the quarter.

We also saw year-over-year increases in our other grid operator markets, which now total 14, up from 8 at the end of 2013. These new wholesale market opportunities provide a valuable funding mechanism to acquire new enterprise customers, which we intend to convert to enterprise EIS subscribers over time.

Revenue from our utility customers was $28 million in the third quarter of 2014 compared to $33 million in the third quarter of last year. This decrease was due to the divestiture of our utility consulting business and lower-than-planned revenue in certain existing utility programs related in part to severe droughts in Western U.S., where our agricultural customers relied on increased energy consumption for irrigation and did not drop below baselines during demand response dispatches.

Our longer-term outlook for our utility business remains positive, especially with our continued expansion in international markets and our efforts to develop utility-facing software solutions. In fact, our utility customer count has grown from 36 at December 31st to 46 at the end of the third quarter of 2014, in part because of the foothold with non-U.S. utilities we have established through our continued expansion in Europe.

Revenue from our enterprise customers was $9.8 million in the third quarter of 2014 compared to $9.5 million in the third quarter of last year. Though it is not yet reflected in our recognized revenues, we are very excited about our product pricing and packaging launch in July and the early returns that we are seeing in the form of added customers and sites.

As of the end of the third quarter, the number of our C&I customers under enterprise revenue contracts grew 20% sequentially and 100% year-over-year to more than 1,200. The number of our C&I sites under enterprise revenue contracts grew from 33,300 at the end of the second quarter to 35,300 at the end of the third quarter, an increase of 2,000. This continued momentum reflects the acquisition of EnTech as well as the growing adoption of our EIS solutions.

Revenue from our international operations grew 9% year-over-year in the third quarter to $58 million, due primarily to increased participation in certain demand response programs in Canada and Ireland as well as the growth of our international utility bill management solutions. This revenue growth was partially offset by weakness in the Australian dollar and a strengthening U.S. dollar.

Gross margin was 49% in the third quarter of 2014 compared to 55% in the third quarter of last year. This decline was due primarily to the increase in grid operator revenues related to our delivery of demand response in PJM, which is typically lower-margin revenue than our other demand response programs and software solutions.

Total operating expenses were $49 million in the third quarter of 2014 compared to $40 million in the third quarter of last year. This includes $5 million of operating expenses directly related to the companies we have acquired this year as well as investments we have made in support of growing our energy intelligence software and utility businesses.

We ended the quarter with 1,031 full-time employees compared to 991 at the end of the second quarter. This increase primarily reflects growth in our sales and marketing and operations teams to sell EIS and deliver value to a growing portfolio of enterprise customers.

GAAP net income in the third quarter of 2014 was $97 million or $3.11 per diluted share compared to a GAAP net income of $107 million or $3.70 per diluted share in the third quarter of last year. Third quarter earnings per share reflects the dilutive impact of our $160 million convertible note issuance, partially offset by our subsequent $30 million share repurchase. Together, the convertible note issuance and share repurchase had a $0.20 per share dilutive impact on earnings.

Non-GAAP net income in the third quarter of 2014 was $103 million or $3.31 per diluted share compared to non-GAAP net income of $112 million or $3.90 per diluted share in the third quarter of last year. Again, the convertible note issuance and share repurchase had a dilutive impact on earnings per share.

Adjusted EBITDA was $125 million in the third quarter of 2014 compared to $123 million in the third quarter of last year.

Turning to the balance sheet, we ended the quarter with approximately $246 million in cash and cash equivalents, up $137 million sequentially. During the third quarter of 2014, we raised $160 million through our convertible note offering and spent $30 million on a share repurchase. Free cash flow was $17 million in the third quarter of 2014 compared to $16 million in the third quarter of last year.

I want to share with you a few updated thoughts on how we’re thinking about the full year for 2014. We are raising our full year 2014 revenue guidance to between $465 million and $470 million compared to our earlier guidance of between $450 million and $465 million. We continue to expect full year gross margins to be in the mid-40% range.

To reflect the impact of our convertible note issuance and share repurchase, we are revising our expectation for GAAP earnings per share to be between $0.40 and $0.45, and we are also revising our expectation for non-GAAP earnings per share to be between $1.29 and $1.35 per share, again, to reflect the impact of our convertible note issuance and share repurchase.

We expect our annual tax provision to be approximately $5.5 million to $6 million, and we expect a Q4 tax benefit of approximately $6 million to $6.5 million. We are reaffirming our expectation for adjusted EBITDA to be between $72 million and $76 million for 2014, and we continue to expect to generate approximately $50 million of free cash flow for the year.

We are modeling year-end cash in a range of $270 million to $280 million. This reflects the convertible debt issuance net of our share repurchase activity as well as the almost $40 million we have invested year-to-date on acquisition activity, but does not reflect any additional potential acquisitions, including World Energy Solutions. Though we do not expect the pending World Energy Solutions acquisition to be completed in 2014, it is worth mentioning their recent financial performance. In the first half of 2014, World Energy generated $18.9 million of revenue and recorded gross margins of 77%. In addition, on their Q2 earnings call, World Energy said that they expect double-digit revenue growth in 2014, off of 2013 revenue of $34.7 million.

We expect the World Energy transaction to be accretive to EnerNOC earnings in 2016. After the pending transaction is completed and we report Q4 results, you can expect us to provide more color around our expectations for how a combined World Energy and EnerNOC EIS offering will contribute to our financial outlook.

Finally, with regard to the fourth quarter, we expect revenue between $39 million and $44 million, a GAAP net loss between $1 and $0.95 per diluted share and a non-GAAP net loss between $0.75 and $0.68 per diluted share. We expect adjusted EBITDA to be between negative $18.4 million and negative $14.4 million.

Please see our earnings release posted to our website at www.investor.enernoc.com for a reconciliation of these non-GAAP numbers to the comparable GAAP number.

With that, I’ll turn the call back over to Sarah.

S. McAuley	Thank you, Neil. At this time, we’d like to open the call up for Q&A.

Moderator	First question will come from John Quealy with Canaccord Genuity.

J. Quealy	So I guess my first question, Tim, if I got the numbers right, post-World, assuming it closes, is something like a $50 million run rate in recurring revenue. Sorry if I missed this, did you talk about the margin profile or could you give us the margin profile of either the $50 million or the $80 million total SaaS services rev run rate you’re talking about?

T. Healy	Yes, John, we didn’t describe that and I think it’s a little premature. We still got some work to do to look at what next year’s projections are internally, look more closely at how they’re looking at their business, and I think that’s something that we’ll start to talk about after we’ve started to work with them and integrate and see where some synergies are, including synergies that might help us in that part of the business as well. So no, we did not talk about that at this time.

We did mention the $50 million worth of ARR and the fact that when you look at their business and our business combined, you add in the professional services and some of the nonrecurring revenue parts of selling to the enterprise and we’re looking at $80 million, $80+ million worth of revenue from the enterprise when you combine these two entities. And then we mentioned that their financials are pretty clear that they enjoy 77%, close to 80% margins for the entire year of their revenue. So certainly, we’re excited about what that does in terms of boosting the margins on that part of the business for us as well.

J. Quealy	Then my follow-up question, in terms of the other businesses that you’re pursuing, whether it’s direct investments in SaaS companies like WeSpire or potential partnerships with solar installers or distributed generation players or the M&A pipeline, can you just talk about a little bit more in detail the breadth of your engagements in your pipeline in terms of diversifying a little bit faster?

T. Healy	Sure. So the clearest way to see where we’re looking at our M&A pipeline is to look at our strategic roadmap, and the product roadmap is a good reflection of that strategic roadmap. We’ve shared that numerous times. I think we’ve filed something recently, which listed our product roadmap again and how we look at what an enterprise energy intelligence software platform looks like. Some of the pieces that are on that, that roadmap are pieces that we’re building and some of those are pieces that we’ll look to partner or buy. So that’s certainly a place to look at our strategies about helping our customers with how they buy energy, helping them with how they use energy and helping them with when they use energy.

So what we’re looking at is we’re looking at software application for the enterprise customers so that they can be engaged in their energy spend, so that they can collaborate across the workplace, so that they can share data, share information, manage the key energy KPIs across the organization, so that they can manage their energy policies. We’re giving the enterprise customer a tool. It’s a tool that when these enterprise customers have it, they’re happy. And if it’s taken away from them, that’s something that impacts the way they do their business on a day-to-day basis. We want to become part of the fabric of the way these businesses manage their energy activities.

And then I think you heard David talk about the fact that we think we have an asset in what we’ve delivered for our utility customers across the globe over the past decade. We have an enviable roster of almost 50 utilities that signed long-term contracts with us. These are very much annual recurring revenue contracts as well. We think that there’s more that we can offer to leverage the strong reputation and the software platform and our expertise in engaging a segment of their customer base that they’re very interested in working with in light of all of the different things that are going on with today’s utility business model. We think we’re in as good position as anybody to continue to expand on that activity with our utility clients, to expand that utility client roster and offer a broader breadth of products and services for them. So that’s what we’re going to be looking on both our organic and inorganic development activities.

Moderator	Our next question in queue will come from Ben Kallo with Robert Baird.

B. Kallo	The top ten international countries that you guys have embarked on, could you describe the rate of new countries versus penetrating those markets? How long does it take, once you’re inside an Austria or Germany, before you start seeing substantial revenue there?

D. Brewster	Thanks, Ben. I’ll address that. You’re spot on, ten countries in which we deliver demand response today. I think we have offices in 12 countries. When you think about where we’re deploying software, it’s over 100 countries. We don’t really track and target for a number of the countries. We’re going to opportunistically look where there’s big opportunities.

Frankly, we want to focus on growing in these countries that we’ve entered where we just have sort of a toehold position. Countries like Korea, Japan, Germany, these are big markets for us where we’re just getting started, so that’s really where the focus is, but we will continue to be opportunistic. When there’s opportunities for demand response in EIS, we certainly have a go-to-market engine that’s looking to develop those markets.

And in terms of how long it takes to really scale those markets, again, it depends very much on the mechanism. As I mentioned in my prepared remarks, Korea is a market we’re very excited about. It’s kind of like PJM back in 2006 in the sense that there is an annual on-ramp for enrolling customers. It’s not a forward capacity market. We can ramp up customers as we go and that’s a very big, very industrialized market that’s just instituted a capacity market and integrated demand response into that market.

So we’re excited about that and we’re going to continue to look to scale there. We’re going to continue to look to scale across Europe where it’s really driven by technology. DR in Europe requires technology. We have that technology through our acquisition of Entelios, in particular, and so we’re going to look to scale that opportunity as well.

B. Kallo	Then my follow-up is on the regulatory side in the grid operator business. How do you guys characterize risk over the next three years, forgetting about outside of 2018 or anything like that, but in 2015, ‘16, ‘17?

T. Healy	Thanks for asking that. We figured that one of the first questions out of the gate would be more context around the risk that we discussed than our prepared remarks in the U.S. wholesale market opportunities that we have. We have put together a very comprehensive FAQ document that’s published to our website that is just out in conjunction with this call and we encourage folks to review that because it goes over how we perceive the state of affairs today, how we got here, what some of our strategies are in a little bit more specific detail and provide more context for how we’re thinking about what this means for our business going forward as it relates to our opportunities in the wholesale market.

I would add a couple of things. First and foremost, the Supreme Court appeal that I referenced and that we talked about a little bit, if that’s successful, in essence, that makes the issue if the Supreme Court appeal is successful upon appeal it will make this issue dispositive of all of the issues surrounding our demand response opportunities. We have a long way to go to get there because the Supreme Court has to take up the case first and then the case would have to be successful but if it were successful, a lot of the rest of the noise goes away.

Even if we lose at the Supreme Court, we have a lot of heavyweights lined up to support us as well as a lot of compelling legal arguments on what’s known as the First Energy complaint that we also explained in that frequently asked questions on our website. As an example, we have ten states who have filed an opposition to First Energy and 0 who have filed in support of the First Energy complaint. So it just gives you a sense that in an issue that seems to be about jurisdiction and states wanting to have states rights and the feds wanting to have fed right, it’s interesting that the states are the ones who are supporting— that they want to see the outcome that supports demand response in the position that demand response has been in for the last several years. So we feel good about where we are, but we’re also not blind to the fact that there’s significant risk in the business.

D. Brewster	Ben, just quickly in terms of sort of how we look about the next few years. As Tim said, there’s a lot of water that needs to flow before we’re certainly there, but we’ve seen no indication from FERC that they want to do anything abrupt to change the markets before the law is clarified. PJM has also weighed in, saying that they want to maintain the markets until the law is clarified and that there’s been settled transactions that they want to maintain.

Responsible regulation demands sort of an orderly transition. So even if things were to go against us, it would serve nobody’s purpose to have chaos and destabilization in the market. These markets require stability and confidence so that people continue to invest in wholesale markets so that they’re investable, so we’ll see. But I think PJM and FERC have made clear or at least PJM has made it clear that they don’t want to mess with settled transactions.

Moderator	Our next question in queue will come from Sean Hannan with Needham & Company.

S. Hannan	The last question I think hit on something that I was thinking about as well and I just wanted to follow up on that. So let’s say we think about the regulatory environment. Let’s say we go to a state— I’m sorry, the Supreme Court. This becomes, say, a “worst-case scenario” related to wholesale markets. So then, logically, as we think about this, it sounds like then you really would just have kind of a transition period where you go from grid operator to then individual utilities as addressing kind of a localized state manner. So it’s not like it really disappears, it really transitions, right? I just wanted to see if I could get some clarification on that and then a quick follow-up on that point as well.

D. Brewster	Yes, I think you’re exactly right, Sean. I mean, there’s risk to DR participating directly in the wholesale market, but I’d say it’s a question of how the value is going to be delivered to the wholesale market. It’s not a question of if the value is going to be delivered. There’s too much value. I think if DR was just getting started, it may be easier to sort of kill DR. This thing is too big; there are 12 billion reasons why states and consumers and environmental groups and others want to preserve the value. So yes, we are confident that Tim mentioned, these are ten states in wholesale market regions that are not doing anything but asking for the status quo to be maintained, to have first jurisdiction to be maintained, to have DR to participate in the wholesale market and supply resources.

So if that can’t happen because of a legal technicality, we have every reason to believe that states will step up to support us. A small example of that is the organization of PJM states, which is called OPC, has formed a DR task force looking to do just that, how can they maintain the value of DR.

N. Moses	Further to your question, Sean, about a transition mechanism, even First Energy didn’t really call into question the PJM auction results until 2017, 2018. So even First Energy is assuming that there’s sort of a three-year runway to a new world order if, in fact, there even is a new world order.

S. Hannan	Right. Sounds like you’d have plenty of preparation in that sense.

Just a quick follow-up on that; is there any math that you guys have done in understanding the revenues you’re generating from grid operators today and what the correlation is or, I suppose, revenue concentration percentage support that you would get relative to those ten states in support? So basically, where is your back netting?

T. Healy	Sean, we can do a lot of analysis here. I think the easiest stuff to do is to just be straightforward. When we look at how much of our revenues come from U.S. grid operators, it’s roughly half of our revenue stream. When we look at the states that, that’s concentrated in, it’s concentrated into roughly a half dozen states. Those half dozen states are in parts of PJM, and a lot of those states, as David just talked about through— I know you know the acronym better than I do.

D. Brewster	OPC.

T. Healy	See it the same way we do. So I think that at this point in time our major worry is not getting the state support and the state regions that we need. There may be an exception here or there with one state or another that is not as motivated in light of various circumstances that we still need to understand, but I think the early indications are that states have had the luxury of creating very effective, competitive wholesale markets that have worked very effectively over the past few years. So when we’ve awoken them to this issue, it has not been a Herculean task by any stretch to get them to the table, to get them very active, get them very supportive and get them very effective at helping us with preserving the status quo.

S. Hannan	I guess, what I was trying to call out there is that it sounds like, at least when we talk about ten states, they’re all extremely relevant states, the right ten states, in a manner of speaking, and it sounds like it’s pretty supportive there.

Moderator	The next question will come from Pavel Molchanov with Raymond James.

P. Molchanov	I was a bit late getting on the call, so apologies if you’ve touched on this, but can you talk about whether there is any overlapped geographic or thematic between your existing EIS business and World Energy’s? As part of that, do you anticipate any headcount reductions or consolidation?

T. Healy	Yes, there is overlap with where World Energy does business and where EnerNOC does business, not surprisingly, because of the fact that there’s so much complementary activity between the two companies. EnerNOC has had an active set of customer recruitment activities where we’ve had competitive wholesale markets and where we have competitive wholesale markets, we often find that we have competitive retail markets as well. At the same time that we were getting going, World Energy was focusing on the retail market opportunity. So in states like New York, Ohio, Connecticut, Massachusetts, Rhode Island, Texas, there’s a lot of overlap in where World Energy has its customers and where EnerNOC has had demand response customers. So we’re excited about that.

I mean, it’s very premature to suggest that we have to spend a lot of time thinking about redundancies when, in fact, what we see is a tremendous growth opportunity here to take advantage of the assets of both companies, including the significant assets and the people at World Energy that we’re excited to welcome to our team. World Energy has 4,000 customers. One of the nice things that we’ve seen in doing an initial set of homework is not a tremendous amount of overlap with those customers. A lot of these customers are new. There’s absolutely some overlap, but a lot of these customers are new. And when we went to go and sit down with some new teammates at World Energy, we shared a presentation with them that has been filed and it was actually pretty difficult to find a common customer, which I think is one of the most attractive things of doing this acquisition, because that’s going to afford us tremendous amount of cross-selling opportunities to one another’s customer base. So I think that bodes well for what we’re trying to do in terms of realizing some of the synergies in this acquisition, most especially the revenue synergies.

P. Molchanov	Then sort of along the same lines, at the Analyst Day last November, you stated that the target is for EIS to get to 20% of revenue in 2016. By my math, the acquisition will get you to about 15% next year. Is 20% still the goal or do you think it could conceivably be higher, given how much you’re adding via World Energy?

T. Healy	I think the goalposts will get a fresh look in light of bringing World Energy into our mix and in light of the increased traction that we’ve had with selling software to the enterprise over the course of last year. I’m not sure that we expected to be at 1,200 customers at this point. We’re excited about it, and things seem to be going well. We’ve got to put the pieces together, integrate the platforms and provide a comprehensive and effective combined offering to our customer base. And so when we look at that, we’ll look at what that means for our goalpost, but it’s our expectation, as we’ve mentioned in the past, that we’ll have over $100 million worth of revenue coming from our enterprise customers in the year 2016. Knowing where we’re now sitting at the end of 2014, I think we feel extremely pleased with the position that we’re in, in pursuit of that goal.

Moderator	Our next question in queue will come from Monika Garg with Pacific Crest Securities.

M. Garg	Maybe if you can talk about how many could $1+ million enterprise customers you could have end of 2014 and then how many of those are you targeting for end of 2015?

T. Healy	I appreciate that question. That continues to be one of the measuring sticks that we use, in particular to validate our land-and-expand strategy. I think what we’re happy about is that we’re selling solutions to enterprises where enterprises can get started for $12,000, $15,000, $20,000, $30,000 of annual recurring software revenue per year and that we’re seeing that land-and-expand strategy work effectively. Obviously, the game plan is to try to get ourselves as many of these customers that are into the seven figures with us with their software and annual professional services revenue.

We like where we are. We had a goal of getting to, I think, 10 or 11 incremental by year-end. We were at four about a year ago and I think we’ll take another look at that metric at year-end to see where we are with all of our customers, but I do like the trajectory that we’re on in terms of what we’re trying to get to overall.

N. Moses	I think the broader point here maybe is that we’re reporting several metrics to help you track sort of how we’re doing with our enterprise customers today. We’re talking about ARR for the first time on this call and you can expect us to expand the set of metrics that we’re currently reporting externally as we head into 2015.

M. Garg	Just as a follow-on, could you maybe talk about what is the retention rate of your existing enterprise customers?

T. Healy	Yes, it’s another metric that we want to introduce to folks in 2015, as Neil just mentioned, so we’ll be talking about a lot more of what you would call the basic standard metrics for software SaaS companies in the 2015 time frame. Retention rates, churn, ARR, monthly recurring revenue, these are some of the metrics that we’ve been working with and working with our team to track over the last year, and we expect that there’ll be a number of these metrics that you can look forward to looking at.

Certainly, what you had just referred to, which is also known as churn, is going to be a big important one for us, and we also want to look at how we’re doing in terms of getting our customers to increase the amount of spending that they’re doing with us over time, so we’ll be looking at that metric and introducing these things as well. So stay tuned, and I think there was plenty to digest in this call and I think we didn’t want to add something extra at this point in time and just get to the end of the year and then start with those moving forward.

Moderator	We do have a follow-up in queue from Sean Hannan.

S. Hannan	Two questions. First, on World Energy, I wanted to see if we could talk a little bit more about the energy auction platform that they have as you take that on there. It’s a great platform. They’ve had a lot of success. Can you talk about the opportunities to grow either the penetration of that platform or perhaps leverage the technology creatively into other offerings that you have or might be in development in-house there at EnerNOC? Any more color around how that becomes a tool for future growth would be helpful.

T. Healy	Sure. Well, if we turn back to some of the things that we learned from our enterprise customers over the course of the last year, really manifested itself during the polar vortex. During the polar vortex, a lot of our customers that were on competitive supply agreements and they were exposed to certain fluctuations in the energy markets were very surprised when their energy bills came in 30, 60, 90 days after those cold snaps and after we saw significant pricing increases in the competitive markets. And what our customers were looking for in those instances is they’re looking for some of the things that World Energy has been building and has been offering to their customer base as part of their set of solutions.

One is more recording on exactly where those customers sit. World Energy collects a lot of data. It has a lot of unstructured data that we and World Energy can turn into a part of our structured database so that we can understand exactly where our customers sit, contract [indiscernible] so that we can organize their contracts and know when certain contracts are up so that there can be some automation in the activity associated with getting these customers their next competitive supply agreement, knowing exactly where they stand. And then, like I said, back to some of that position reporting so that they can have information about the cost of energy over the last period as well as leveraging some of our predictive analytics so that they can understand, based on the competitive supply contracts that they’re on, what should they expect in terms of the impact to budgets and impact to their overall cost of energy moving forward.

So I think they built some expertise. They have some systems and some technology that we think is valuable in that regard, and we see those synergies because that’s what our customers have been asking us for as part of the EIS platform that we’ve already delivered to our customers. Those are some of missing pieces to the equation that these guys can add to our mix and we’re excited about that.

S. Hannan	And then last question here. South Korea looks like a great opportunity. Tim, I think you would— or actually maybe, David, you had mentioned you expect this to be highly competitive, but I think it’s a pretty new market, really, from a technology standpoint as well as the general geography for demand response. So any competitors, from my understanding, quite small versus your presence already there in the early stages, so wanted to see if we could get you to elaborate a little bit more on what you mean by the expectations for this to be highly competitive, what we think of for the competitive dynamics and any color you’ve observed on that front as you’ve been enrolling customers there locally here in November?

D. Brewster	Yes. What I mean is demand response is of great interest to the Korean government. It’s part of a broadly sort of creative economy initiative to bring new business innovations to industries like electricity, so it’s gotten a lot of support from the government. As a result, there are a lot of Korean companies that are interested in pursuing this market opportunity. These are mostly Korean companies, both big and small. So yes, it’s going to be a market that is competitive. It’s a competitive market and I think we bring to Korea and every other market in the world a position of great experience, delivering demand response around the world and great technology. So we feel that we’re well positioned in the country, but we’re going to have to go compete and compete well against Korean companies, and we’re excited about it.

Moderator	Our next question in queue will come from Patrick Jobin with Crédit Suisse.

P. Jobin	Sorry if I’ve missed any of this earlier on. A few quick questions. So first, if you white labeled a DR or a software offering to date to a utility, how would the profit dollars compare versus wholesale market participation and ultimate profits?

D. Brewster	So we wholesale and we do this for the utility and as we think about going to market with utility, we’ve traditionally had a, what we call, demand resource. We’re delivering them essentially a virtual power plant megawatts and we’re getting paid and we’re sharing revenue with the end-use customer, much like in the wholesale market.

When we white label software to utilities, on the other hand, we’re delivering a SaaS solution to the utility. We may have SLAs and whatnot, but we’re not going to pay the customer. The utility contracts for and pays the customer. So the way to think about that, Patrick, may be as simple as half the revenue and twice the gross margin. So from a net income perspective, we’re indifferent and our team has really been equipped to approach utilities now with more of a blank sheet of paper of how do you want to go to market and really, from a net income perspective, we’re indifferent between the two solutions.

N. Moses	As a matter fact, about a third of our current utility pipeline is, in fact, this new SaaS offering.

P. Jobin	The follow-up question on the EIS or, really, the enterprise revenue line. So help me understand the mix today, what you’d consider to be professional services versus software. Then help me understand, it looks like C&I customers are up 20% sequentially, but revenue is up a little under 8%. Is that the kind of the land-and-expand dynamic?

T. Healy	Yes, very typical for a SaaS company where you’re going to have an increase in customers and then you’re not getting paid from those customers the day you sign the contract, and you’re not owed that money and you can’t recognize that money. You recognize that revenue over the two years or three years or whatever the length of that contract is. So very typical to see the increase in customers precede the subsequent increase in the revenue streams. That’s exactly what our models are showing. So this is typical of what we expect.

It may not be typical of the investors that we have had in the past because they’re more accustomed to seeing how our demand response business works, which has a little bit more closer in time revenue recognition relative to the customer increase and the megawatts increase and so forth, some of those metrics that we reported on and continue to report on today. So that’s very typical. Was there a second part of the question, Patrick?

P. Jobin	Yes, that makes sense that we should be looking at customers as a leading indicator. That’s what I was thinking and then mix of services versus software today, where you see that trending.

T. Healy	And just on that front, Patrick, it’s why today we introduced ARR to folks today ahead of probably our original plan of introducing it in the first part of 2015, because I think that it’s a foundational metric for SaaS companies and what we indicated there was that we started 2014 with $7 million worth of ARR on January 1. We just ended the quarter with both organic and inorganic growth, brought that number to $20 million worth of annual recurring revenue. With World Energy a part of the mix, that number goes to $50 million worth of annual recurring revenue. That’s the barometer and then you mentioned the mix.

Our game plan has been to try to get our software and services mix to a 50/50 blend. We’ve been at more like a 25/75 blend of software relative to services as we go in and work with customers, and these customers need audience and they need to understand how to use the software. They need training. They need some of the basic things that a software company provides when you’re basically changing the way they’re organized in order that they can take advantage of the tools and applications that our software can deliver for them. So having professional services when the market is nascent like it’s been and then our game plan is to get it to 50/50 as quickly as possible and then a more long-term goal with a lot more standard like a 75/25 mix, 75% software, 25% services.

N. Moses	Finally, I’ll just say that the increase that we’re seeing in ARR this year is, I think, indicative of the fact that we are beginning that mix shift transition right now.

T. Healy	Exactly. So thanks for that last question, Patrick. I want to wrap up and reiterate a few of the key takeaways from today’s calls— or from today’s call.

Again, we reported solid third quarter results with revenue up 18% year-over-year to $329 million for the quarter, continued growth in our international operations with revenues up 9% year-over-year, key contributions there from Canada, Ireland and international utility bill management activity.

We raised our full year revenue outlook, reaffirmed our full year outlook for our adjusted EBITDA. We added over 200 customers under enterprise revenue contracts and, Patrick, you’re correct, that’s a growth of 20% sequentially, and it’s also a growth of 100% year-over-year in the customers that are under these enterprise revenue contracts.

We talked about our annual recurring revenue numbers, so I won’t go over that again. We continue to see signs that our EIS business is growing in importance in the C suites of the largest customers of energy; continue to develop our product offering, both organically and through acquisitions like World Energy; and we’re excited about our ability to execute in what we estimate is a $20 billion market for our energy intelligence software. So in short, despite the regulatory headwinds that characterized our business, we’re pleased with our third quarter results that position us well for continued growth.

With that, I look forward to seeing everybody soon. Hello to our new friends at World Energy. Thanks very much for hanging in there, everyone. Take care.

Moderator	Thank you. Ladies and gentlemen, that does conclude your conference call for today. We do thank you for your participation and for using AT&T’s Executive Teleconference. You may now disconnect.

EnerNOC, Inc. Safe Harbor Statement

Statements in this presentation regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, including, without limitation, statements relating to the ability of the EnerNOC and World Energy to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, EnerNOC’s vision for EIS, EnerNOC’s ability to help enterprises control costs and stay competitive in an increasingly global marketplace, the ability of the acquisition to deliver value to EnerNOC’s enterprise customers, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction; our ability to retain key executives and employees; slowdowns or downturns in economic conditions, relationships with strategic partners, the presence of competitors with greater financial resources than ours and their strategic response to our products; and our ability to successfully integrate World Energy and the associated technology and achieve operational efficiencies, as well as those risks, uncertainties and factors referred to under the section “Risk Factors” in EnerNOC’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, as well as other documents that may be filed by EnerNOC from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. EnerNOC is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of World Energy Solutions, Inc. common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of World Energy Solutions, Inc. common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and World Energy Solutions, Inc. securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by World Energy Solutions, Inc. regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer or by directing such requests to the EnerNOC, Inc. investor relations at the e-mail address below.

EnerNOC, Inc. Investor Relations

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